May 18, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Chuy’s Holdings, Inc.

Amendment No. 5 to the Registration Statement on Form S-1

File No. 333-176097

Ladies and Gentlemen:

Chuy’s Holdings, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (“Amendment No. 5”) to its Registration Statement on Form S-1 (Registration No. 333-176097) (as amended, the “Registration Statement”) on May 16, 2012. On behalf of the Company, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated December 12, 2011. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to Amendment No. 5.

General

1.	In your next amendment, please revise to provide all the information that may not be omitted pursuant to Rule 430A.

Response: The Company acknowledges the Staff’s comment and undertakes to file revised disclosures to provide the information that may not be omitted pursuant to Rule 430A prior to effectiveness of the Registration Statement.

United States Securities and Exchange Commission

May 18, 2012

Prospectus Cover Page

2.	Please revise to clarify how the share purchases will be allocated among the shareholders in your prospectus cover page and in the Underwriting section of your prospectus if the underwriters’ option to purchase additional shares is not exercised in full. Revise Exhibit 99.2 as appropriate.

Response: The Company acknowledges the Staff’s comment and undertakes to file revised disclosure clarifying how the share purchases will be allocated among the shareholders if the underwriters’ option to purchase additional shares is not exercised in full prior to effectiveness of the Registration Statement.

Report of the Independent Registered Public Accounting Firm, page F-2

3.	Please revise to remove the restrictive legend that precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Form S-1 registration statement. Also, please revise to indicate the report date for the disclosures included in Note 16 to the audited financial statements.

Response: The Company acknowledges the Staff’s comment and undertakes to file a revised report of its independent registered public accounting firm prior to effectiveness of the Registration Statement.

Financial Statements, page F-1

4.	Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Response: The Company acknowledges the Staff’s comment and undertakes to file revised financial statements and related disclosures that give retroactive effect to the reverse stock split prior to effectiveness of the Registration Statement.

Consolidated Statements of Income, page F-4

5.	Please revise your statements of income to disclose pro forma earnings per share for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the conversion of your various categories of preferred shares into common shares in connection with your planned public offering.

Response: The Company acknowledges the Staff’s comment and undertakes to file revised annual and interim financial statements and related disclosures to disclose pro forma earnings per share, including the effect of the conversion of the Company’s preferred stock, prior to effectiveness of the Registration Statement.

United States Securities and Exchange Commission

May 18, 2012

6.	Please revise your statements of income for the latest fiscal year and subsequent interim period presented to disclose adjusted pro forma earnings per share giving effect to the number of shares whose proceeds would be required to fund the $19 million dividend payment and $2 million termination fee to be paid to the Sponsor in connection with the offering.

Response: The Company acknowledges the Staff’s comment and undertakes to file revised annual and interim financial statements and related disclosures to disclose pro forma earnings per share, including the deemed issuance of shares required to fund the dividend payment and termination fee, prior to effectiveness of the Registration Statement.

Notes to Consolidated Financial Statements, page F-7

Stock-Based Compensation, page F-20

7.	Please revise Note 11 to disclose the estimated fair value of your common shares at December 26, 2010 that was used in calculating the aggregate intrinsic value of outstanding and exercisable options at December 26, 2010. Note 5 to your interim financial statements should be similarly revised.

Response: The Company acknowledges the Staff’s comment and undertakes to revise Note 11 to the Company’s annual and interim financial statements to disclose the estimated fair value of the Company’s common stock used to determine the aggregate intrinsic value of outstanding and exercisable options, prior to effectiveness of the Registration Statement.

United States Securities and Exchange Commission

May 18, 2012

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 214.969.5148 or Jon Howie at 512.370.2635. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:	Steven J. Hislop, President and Chief Executive Officer, Chuy’s Holdings, Inc.

Jon W. Howie, Chief Financial Officer, Chuy’s Holdings, Inc.

Sharon A. Russell, Chief Administrative Officer and Former Chief Financial Officer, Chuy’s Holdings, Inc.

Marc D. Jaffe, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP